

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2010

Mr. Erik K. Bardman
Senior Vice President, Finance and Chief Financial Officer
Logitech International S.A.
c/o Logitech Inc.
6505 Kaiser Drive
Fremont, California 94555

> **Re: Logitech International S.A.**
> **Form 10-K for Fiscal Year Ended March 31, 2010**
> **Filed May 27, 2010**
> **File No. 000-29174**

Dear Mr. Bardman:

　　We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

　　　　　　　　　　　Sincerely,

　　　　　　　　　　　Patrick Gilmore
　　　　　　　　　　　Accounting Branch Chief